November 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Arthur Tornabene-Zales Karina Dorin

Re:         Motive Capital Corp II

Registration Statement on Form S-1

Filed November 15, 2021

File No. 333-261084

Dear Mr. Tornabene-Zayas and Ms. Dorin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join the request of Motive Capital Corp II (the “Company”) that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4 p.m. Eastern Time, on, December 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated December 1, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Pages Follow]

Very truly yours,

UBS Securities LLC

By:	/s/ Adam Kerbis
Name: Adam Kerbis
Title: Director

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

[Signature Page to Acceleration Request]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

[Signature Page to Acceleration Request]